SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
August 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		206,022

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		338,898

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		206,022

WITH	10	SHARED DISPOSITIVE POWER

		338,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	338,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	8.82% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.3% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Robert Isser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,662

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,662

WITH	10	SHARED DISPOSITIVE POWER

		5,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	0.1%(4)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(4) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Mort Neblett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		3,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(5)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(5) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Miltom E. Petty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(6)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(6) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): James S. Mahan III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (7)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(7) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): David Lucht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(8)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(8) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Haywood Cochrane, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (9)

14	TYPE OF REPORTING PERSON (See Instructions)

IN
(9) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Scott C. Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		1,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(10)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(10) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of August 8, 2008, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended June 30, 2008.

SCHEDULE 13D
     This amendment number 11 (“Amendment No. 11”) amends the Schedule 13D previously filed on October 3, 2007 and amended by Amendment No. 1 filed on October 26, 2007, Amendment No. 2 filed on November 16, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 28, 2007, Amendment No. 5 filed on February 4, 2008, Amendment No. 6 filed on March 14, 2008, Amendment No. 7 filed on March 28, 2008, Amendment No. 8 filed on April 7, 2008, Amendment No. 9 filed on April 30, 2008 and Amendment No. 10 filed on July 9, 2008 (as amended, the “Schedule”) on behalf of the Reporting Persons with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $3.50 per share, of Cape Fear Bank Corporation, a North Carolina corporation (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 10 speaks only as of its date. The Schedule is amended only to the extent set forth herein.
Item 4. Purpose of the Transaction.
     On August 18, 2008, the Reporting Persons, the Company and Cape Fear Bank, a wholly-owned subsidiary of the Company, entered into a Settlement Agreement (the “Settlement Agreement”) to resolve the proxy contest in connection with the election of directors at the upcoming annual meeting of the Company’s shareholders. The Settlement Agreement is included as an exhibit hereto and is incorporated herein by reference.
     Under the terms of the Settlement Agreement, among other things, the Company and the Reporting Persons have agreed to immediately reconstitute the board of directors of the Company with the following individuals: Walter Lee Crouch Jr., Becky Parker O’Daniell, Craig S. Relan, Walter O. Winter, David Lucht, James S. Mahan III, Mort Neblett and Scott C. Sullivan. To facilitate the terms of the Settlement Agreement, the annual meeting of the shareholders scheduled for August 19, 2008 was postponed and will be rescheduled. At the annual meeting, the board intends to nominate each of the individuals identified above as well as a ninth, independent director agreed upon by both parties.

     The Reporting Persons believe that they have substantially accomplished the goals of their group. Accordingly, on August 18, 2008, the Reporting Persons agreed to disband their group and will no longer operate as a group in furtherance of the purposes set forth under the Schedule. Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding or disposing of the common stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
     Effective August 18, 2008, the Reporting Persons entered into the Settlement Agreement, as described above in Item 4 pursuant to which Maurice J. Koury has agreed to certain restrictions with respect to the securities of the Company. For further information, refer to the Settlement Agreement, incorporated by reference and filed as an exhibit hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.*	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.*	Promissory Note, dated August 21, 2007

Exhibit 3.*	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

Exhibit 4.**	Letter, dated October 24, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 5.†	Letter, dated November 6, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 6.††	Letter, dated November 20, 2007, to Secretary of Cape Fear Bank Corp. demanding to inspect certain books and records of Cape Fear Bank Corp.

Exhibit 7.+	Letter, dated December 20, 2007, to the Board of Directors of Cape Fear Bank Corp. proposing to purchase all of the issued and outstanding common stock.

Exhibit 8.++	Letter, dated March 12, 2008, to the Board of Directors of Cape Fear Bank Corp. declaring Mr. Koury’s intention to propose an alternative slate of directors for election at the Company’s annual meeting.

Exhibit 9.+++	Letter, dated March 18, 2008, to the Directors of Cape Fear Bank Corp. nominating a slate of directors in opposite to the slate of directors to be proposed by management.

Exhibit 10.+++	Letter, dated March 20, 2008, to the John Cameron Coburn (Chairman, President and CEO) notifying Cape Fear Bank Corp. of its obligations under Rules 14a-6 and 14a-9 of the Securities Exchange Act of 1934.

Exhibit 11.+++	Press Release, dated March 25, 2008, announcing his nomination of a slate of directors in opposition to management’s nominees.

Exhibit 12.+++	Amended and Restated Joint Filing Agreement, dated March 26, 2008, by the Reporting Persons.

Exhibit 13.^	Letter, dated April 29, 2008, to the Board of Directors of Cape Fear Bank Corp. urging the Company to set an annual meeting date, file a proxy statement and hold an annual meeting of its shareholders in compliance with the Company’s legal obligations.

Exhibit 14.	Settlement Agreement, dated August 18, 2008.

*   Previously filed on Schedule 13D, filed on October 3, 2007.
**   Previously filed on Amendment No. 1 to Schedule 13D, filed on October 26, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.
††    Previously filed on Amendment No. 3 to Schedule 13D, filed on November 20, 2007.
+    Previously filed on Amendment No.  4 to Schedule 13D, filed on December 28, 2007.
++   Previously filed on Amendment No. 6 to Schedule 13D, filed on March 14, 2008.
+++   Previously filed on Amendment No. 7 to Schedule 13D, filed on March 28, 2008.
^   Previously filed on Amendment No. 9 to Schedule 13D, filed on April 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: August 19, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: August 19, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.

Date: August 19, 2008.	By:	/s/ Miltom E. Petty
Miltom E. Petty, Individually

Date: August 19, 2008.	By:	/s/ Scott C. Sullivan
Scott C. Sullivan, Individually

Date: August 19, 2008.	By:	/s/ Haywood Cochrane, Jr.
Haywood Cochrane, Jr., Individually

Date: August 19, 2008.	By:	/s/ Mort Neblett
Mort Neblett, Individually

Date: August 19, 2008.	By:	/s/ James S. Mahan, III
James S. Mahan, III, Individually

Date: August 19, 2008.	By:	/s/ David Lucht
David Lucht, Individually

Date: August 19, 2008.	By:	/s/ Robert Isser
Robert Isser, Individually